ASANKO GOLD TO PROCEED WITH PHASE 2A EXPANSION

Highlights:

  Environmental Invoice received for mining operations at Esaase and overland conveyor to the existing processing facility, clearing the final hurdle for the Phase 2 environmental permit.

  Board of Directors approves commencement of Phase 2A expansion.

  Phase 2A designed to expand mill throughput from 3.6Mtpa to 5Mtpa with mill feed from both Esaase and the Phase 1 deposits; targeting 300,000 ounces of gold in 2018.

  Combined Phase 2A and Phase 2B Definitive Feasibility Study due to be published in Q4 2016.

Vancouver, British Columbia, November 3, 2016 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) is pleased to announce it has received the Environmental Invoice from the Ghananian Environmental Protection Agency ("EPA") for mining operations at the Esaase deposit and the overland conveyor connecting the Esaase pit to the existing processing facility, which forms part of the staged Phase 2 expansion of the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The Board has approved the commencement of the Phase 2A expansion, with Front End Engineering Design ("FEED") to start immediately.

Phase 2A envisions mining operations at Esaase, the construction of a 27 kilometer overland conveyor and the expansion of the existing processing facilities from 3.6 million tonnes per annum ("Mtpa") to 5Mtpa to produce approximately 300,000 ounces of gold in 2018. Ore will be mined from Nkran pit and the Phase 1 satellite deposits as well as the large Esaase pit.

Phase 2B is expected to double plant throughput from 5Mtpa to 10Mtpa using an additional carbon-in-leach ("CIL") plant at the existing processing facilities to produce approximately 450,000 ounces per annum from 2020 onwards.

Peter Breese, President and CEO, commented "Within three quarters of pouring first gold, our Phase 1 project is delivering ahead of feasibility in the key metrics of production and costs. The time is right to proceed with the Phase 2A expansion, which will establish mining at our Esaase pit and provide vital infrastructure between Esaase and the existing processing plant for future expansion projects.

I'd like to take this opportunity to thank the Ghanaian regulatory authorities, the Minerals Commission and the EPA in particular, for their efficient handling of the Phase 2 permit application and our local stakeholders for their positive engagement and support. This collaborative and proactive approach between Asanko and our stakeholders provides a strong platform for future investment in our host country which will create more jobs and deliver higher levels of foreign direct investment, royalties and tax generation.

Looking ahead, this is the start of a two-staged expansion which will ultimately deliver around 450,000 ounces of low cost gold production per annum, making the Asanko Gold Mine a centerpiece in our vision to become a mid-tier gold producer. "

Overview of Phase 2A

Phase 2A has two components to its development plan. The first is the development of an open pit mine and the construction of mining and crushing infrastructure at Esaase and the construction of a 27km overland conveyor belt, capable of handling ore for Phases 2A and 2B, to transport ore to the existing processing facility.

The second component involves a brownfield modification to the existing CIL process facility to increase the plant's capacity from 3.6Mtpa to 5Mtpa. The upgraded processing facility will process a blend of 2Mtpa of ore from Esaase and 3Mtpa of ore from the Nkran pit and surrounding satellite deposits. Extensive metallurgical test work, undertaken at ALS laboratories in Perth, Australia, together with operational experience gained from Phase 1 to date has confirmed that metallurgical recovery from blending the Esaase and Nkran ores will be in-line with the PFS[1] recovery estimates of 90.9%.

The technical and financial details of the new mine at Esaase, the conveyor belt and the plant modifications will be outlined in the Phase 2 DFS which is expected in Q4 2016. The Phase 2A capital cost is expected to be approximately US$125 million (see press release dated May 2, 2016).

FEED for the new mine, conveyor and plant upgrades will commence immediately, with bulk earthworks at Esaase targeted to commence in early Q1 2017.

The recently received Environmental Invoice, issued by the EPA, is the final step in the Phase 2A permitting process and the pre-cursor to receiving a final environmental permit for the Esaase mine and the conveyor linking Esaase with the existing Phase 1 operations. The Esaase Environmental Impact Statement ("EIS") will be finalized to incorporate the review comments made by the EPA on the draft EIS and the final permit is expected to be received shortly. In addition to the Environmental permit, Asanko already holds a temporary mining permit for Esaase which will be updated to a full mining permit once the final EIS is received.

Overview of Phase 2B

The second stage of the project, Phase 2B, will further expand the processing facility at Phase 1 with the construction of an additional 5Mtpa CIL circuit for a total processing capacity of 10Mtpa (3Mtpa from Nkran & associated satellite pits and 7Mtpa from Esaase) to produce approximately 450,000 ounces of gold per annum. The conveyor belt envisioned for Phase 2A will be designed and constructed with sufficient capacity to deliver the required ore for both phases of the project.

Update on Phase 2 Definitive Feasibility Study

The Company expects to publish the Phase 2 DFS in Q4 2016, which will contain the capital and operating costs for the staged Phase 2A and Phase 2B expansions, as well as production and cost guidance for the existing Phase 1 operations for 2017 and 2018.

(1) Based on Phase 2 PFS published on SEDAR June 29, 2015

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Wayne Drier - Executive, Corporate Development
Telephone: +1-778-729-0614
Email: wayne.drier@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. The mine is being developed in phases. Phase 1 commenced gold production in January 2016 and declared commercial production on April 1, 2016. Ramp-up to steady state production of 190,000 ounces per annum was achieved in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.